Exhibit 99.1

Ebang International Reports Financial Results for Fiscal Year 2024

SINGAPORE, April 28, 2025 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), today announced its financial results for the fiscal year ended December 31, 2024.

Operational and Financial Highlights for Fiscal Year 2024

Total net revenues in the 2024 fiscal year increased by 20.9% to US$5.9 million, from US$4.9 million in the 2023 fiscal year.

Gross profit in the 2024 fiscal year was US$1.2 million, compared to a gross loss of US$16.7 million in the 2023 fiscal year.

Net loss in the 2024 fiscal year was US$20.9 million, compared to US$38.0 million in the 2023 fiscal year.

Mr. Dong Hu, Chairman and Chief Executive Officer of the Company, commented, “The year 2024 marks a significant turning point for us. While consolidating and deepening our existing business, we are actively advancing the expansion of our products and services into emerging fields closely linked to our core technologies, research expertise, and manufacturing capabilities. Crucially, we are officially entering the promising yet challenging new energy sector, which represents an important step in our strategic layout. We firmly believe that with the advantages accumulated in design, research and development, as well as manufacturing—coupled with our core competencies and extensive experience—we can swiftly penetrate the advanced renewable energy market while injecting it with new vitality and innovation through profound market insights.”

Mr. Hu continued: “In facing a landscape filled with both opportunities and challenges, we adhere to a prudent yet enterprising operational strategy. On one hand, we boldly explore new business domains; on the other hand, we meticulously control operational costs according to stringent standards to safeguard the company's steady growth trajectory. We are confident that by maintaining an unwavering spirit of perseverance and continuous innovation, we will stand out amidst fierce competition in the renewable energy market and make positive contributions to our planet for a brighter future.”

Financial Results for Fiscal Year 2024

Total net revenues in the 2024 fiscal year increased by 20.9% to US$5.9 million, from US$4.9 million in the 2023 fiscal year, primarily due to the combined impact of: (1) the newly acquired renewable energy business in November 2024 which led to an increase of renewable energy products revenue, and (2) rentals of idle office space, which has also generated rental revenue during the year and promoted revenue growth. Besides that, all other businesses are relatively stable.

Cost of revenues in the 2024 fiscal year decreased by 78.3% to US$4.7 million, from US$21.6 million in the 2023 fiscal year, which is primarily due to VAT recoverable impairment of US$16.7 million, which was recognized in cost of revenue in 2023, as it is expected that VAT will not be recovered in the foreseeable future. In a market with both opportunities and risks, we constantly adjust our development strategy, allocate resources, and control costs and expenses based on changes in the market condition in order to avoid unnecessary expenses.

Gross profit in the 2024 fiscal year was US$1.2 million, compared to a gross loss of US$16.7 million in the 2023 fiscal year.

Total operating expenses in the 2024 fiscal year decreased by 14.6% to US$31.6 million, from US$36.9 million in the 2023 fiscal year, primarily due to the combined impact of a decrease in selling expenses, an increase in general and administrative expenses, and a decrease in impairment.

●	Selling expenses in the 2024 fiscal year decreased by 41.6% to US$1.1 million, from US$1.9 million in the 2023 fiscal year, mainly due to a decrease in sales staff salaries, which is also the result of the Company’s continuously adjusting its strategic policies based on changes in the market situation, while reducing costs and increasing efficiency.

●	General and administrative expenses in the 2024 fiscal year increased by 4.9% to US$30.5 million, from US$29.0 million in the 2023 fiscal year, primarily due to increases in expenses for exploring new markets and businesses, as well as related investments in the renewable energy business.

●	Impairment of intangible assets was not recorded for the 2024 fiscal year, compared to US$3.7 million in the 2023 fiscal year.

●	Impairment of goodwill was not recorded for the 2024 fiscal year, compared to US$2.3 million in the 2023 fiscal year.

Gain from disposal of subsidiaries was not recorded for the 2024 fiscal year, compared to US$0.008 million in the 2023 fiscal year.

Loss from operations in the 2024 fiscal year was US$30.4 million, compared to loss from operations of US$53.6 million in the 2023 fiscal year.

Interest income in the 2024 fiscal year was US$11.4 million, compared to US$11.9 million in the 2023 fiscal year. The increase was primarily due to reduction in the interest rate.

Other income in the 2024 fiscal year was US$0.3 million, compared to US$1.1 million in the 2023 fiscal year. Other income in 2023 was primarily due to the Company taking possession of customer deposits collected from previous years as a result of defaults by customers under their respective contracts with the Company in 2023.

Net loss in the 2024 fiscal year was US$20.9 million, compared to US$38.0 million in the 2023 fiscal year.

Net loss attributable to Ebang International Holdings Inc. in the 2024 fiscal year was US$20.3 million, compared to US$36.8 million in the 2023 fiscal year.

Basic and diluted net loss per share in the 2024 fiscal year was US$3.22, compared to basic and diluted net loss per share of US$5.86 in the 2023 fiscal year.

Cash and cash equivalents were US$213.8 million as of December 31, 2024, compared to US$241.6 million as of December 31, 2023.

About Ebang International Holdings Inc.

Ebang, leveraging years of manufacturing experience and possessing expertise in blockchain technology and Fintech, has emerged as a key player in these fields. The Company utilizes advanced technologies and cutting-edge financial services to develop and launch innovative Fintech service platforms that have received positive acclaim in the market. In order to diversify its product offerings for more stable financial performance, the Company has expanded into the renewable energy sector, underscoring its commitment to sustainability and long-term growth. In the foreseeable future, it will continue to focus on both Fintech and renewable energy businesses while maintaining adaptability to market demands and remaining open to new opportunities. For more information, please visit https://ir.ebang.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to,” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current markets and operating conditions. Forward-looking statements include, but are not limited to, statements regarding our future operating results and financial position, our business strategy and plans, expectations relating to our industry, the regulatory environment, market conditions, trends and growth, expectations relating to customer behaviors and preferences, our market position and potential market opportunities, and our objectives for future operations. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. These risks and uncertainties include our ability to successfully execute our business and growth strategy and maintain future profitability, market acceptance of our products and services, our ability to further penetrate our existing customer base and expand our customer base, our ability to develop new products and services, our ability to expand internationally, the success of any acquisitions or investments that we make, the efforts of increased competition in our markets, our ability to stay in compliance with applicable laws and regulations, market conditions across the blockchain, Fintech and general markets, political and economic conditions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact
For investor and media inquiries, please contact:

Ebang International Holdings Inc.
Email: ir@ebang.com

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$213,822,331	$241,634,262
Restricted cash, current	580,019	88,614
Short-term investments	4,906,760	496,122
Accounts receivable, net	1,586,766	946,514
Advances to suppliers	70,312	198,617
Inventories, net	597,116	198,846
Prepayments	322,382	304,453
VAT recoverable, current	3,203,198	-
Other current assets, net	5,676,953	5,691,679
Total current assets	230,765,837	249,559,107

Non-current assets:
Property, plant and equipment, net	29,907,181	33,151,061
Intangible assets, net	3,339,664	2,329,777
Operating lease right-of-use assets	3,348,442	6,119,535
Operating lease right-of-use assets - related parties	40,081	31,197
Restricted cash, non-current	602,178	1,197,286
Goodwill	1,277,789	-
VAT recoverable, non-current	766,587	4,061,079
Other assets	5,756,224	1,790,606
Total non-current assets	45,038,146	48,680,541

Total assets	$275,803,983	$298,239,648

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$286,099	$292,570
Accrued liabilities and other payables	10,367,210	9,804,848
Operating lease liabilities, current	1,114,377	1,764,259
Operating lease liabilities - related parties, current	29,961	28,849
Advances from customers	55,403	69,361
Total current liabilities	11,853,050	11,959,887

Non-current liabilities:
Operating lease liabilities, non-current	2,877,122	4,880,844
Operating lease liabilities – related party, non-current	10,120	2,348
Other non-current liability	376,841	-
Deferred tax liabilities	326,452	74,225
Total non-current liabilities	3,590,535	4,957,417

Total liabilities	15,443,585	16,917,304

Equity:
Class A ordinary share, HKD0.03 par value, 11,112,474 shares authorized, 4,989,746 shares issued, 4,726,424 shares outstanding as of December 31, 2024 and 2023(1)	18,178	18,178
Class B ordinary share, HKD0.03 par value, 1,554,192 shares authorized, issued and outstanding as of December 31, 2024 and 2023	5,978	5,978
Additional paid-in capital	396,454,715	397,467,795
Statutory reserves	11,079,649	11,079,649
Accumulated deficit	(135,091,716)	(114,840,665)
Accumulated other comprehensive loss	(12,874,020)	(13,887,088)
Total Ebang International Holdings Inc. shareholders’ equity	259,592,784	279,843,847

Non-controlling interest	767,614	1,478,497

Total equity	260,360,398	281,322,344

Total liabilities and equity	$275,803,983	$298,239,648

(1)	As of December 31, 2024 and 2023, 263,322 reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan were considered issued but not outstanding.

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in US dollars)

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Product revenue	$1,179,404	$782,349	$29,537,224
Service revenue	4,689,367	4,072,832	2,790,895
Total revenues	5,868,771	4,855,181	32,328,119
Cost of revenues	4,679,085	21,558,986	16,915,795
Gross profit (loss)	1,189,686	(16,703,805)	15,412,324

Operating expenses:
Selling expenses	1,107,048	1,893,607	1,956,120
General and administrative expenses	30,455,530	29,041,432	40,712,314
Impairment of intangible assets	-	3,708,247	20,738,130
Impairment of goodwill	-	2,299,628	-
Total operating expenses	31,562,578	36,942,914	63,406,564

Gain on disposal of subsidiaries	-	(7,524)	(5,941)
Loss from operations	(30,372,892)	(53,639,195)	(47,988,299)

Other income (expenses):
Interest income	11,371,783	11,941,453	4,362,832
Other income	328,360	1,131,178	1,033,622
Gain (loss) from investment	382,896	356,996	(509,496)
Net gain (loss) on disposal of cryptocurrencies	(374,964)	744,803	-
Exchange gain (loss)	(2,169,880)	456,647	(2,161,264)
Government grants	52,191	62,600	81,911
Other expenses	(126,208)	(119,531)	(649,476)
Total other income	9,464,178	14,574,146	2,158,129

Loss before income taxes benefit	(20,908,714)	(39,065,049)	(45,830,170)

Income taxes benefit	(42,545)	(1,031,461)	(72,933)

Net loss	(20,866,169)	(38,033,588)	(45,757,237)
Less: net loss attributable to non-controlling interest	(615,118)	(1,261,445)	(1,868,995)
Net loss attributable to Ebang International Holdings Inc.	$(20,251,051)	$(36,772,143)	$(43,888,242)

Comprehensive loss
Net loss	$(20,866,169)	$(38,033,588)	$(45,757,237)
Other comprehensive loss:
Foreign currency translation adjustment	917,303	(2,278,915)	(5,338,217)

Total comprehensive loss	(19,948,866)	(40,312,503)	(51,095,454)
Less: comprehensive loss attributable to non-controlling interest	(710,883)	(1,377,803)	(2,379,686)
Comprehensive loss attributable to Ebang International Holdings Inc.	$(19,237,983)	$(38,934,700)	$(48,715,768)

Net loss per ordinary share attributable to Ebang International Holdings Inc.
Basic (1)	$(3.22)	$(5.86)	$(7.03)
Diluted (1)	$(3.22)	$(5.86)	$(7.03)

Weighted average ordinary shares outstanding
Basic (1)	6,280,616	6,275,118	6,247,333
Diluted (1)	6,280,616	6,275,118	6,247,333

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022.

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